UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HAYES, STEPHEN L.
   18321 JAMBOREE BLVD.
   IRVINE, CA  92715
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   May 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|227.8146(1)       |A  |(1)        |4057.9546(2)       |I     |(1)                        |
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Common stock               |      |    | |                  |   |           |1,312              |I     |Joint w/wife               |
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Common stock               |5/1/97|M   | |7,000             |A  |$19.92     |8,797              |D     |                           |
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Common stock               |5/1/97|S   | |7,000             |D  |$50.00     |8,797              |D     |                           |
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Common stock               |8/22/9|A(3)| |6,060             |A  |(3)        |8,797              |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Options to buy        |$19.92  |5/1/9|M   | |7,000      |D  |4/15/|4/14/|Common stock|7,000  |(4)    |13,000(5)   |D  |            |
                      |        |7    |    | |           |   |94   |03   |            |       |       |            |   |            |
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Options to buy        |$37.00  |8/15/|A   | |12,000     |A  |8/15/|8/14/|Common stock|12,000 |(6)    |12,000(5)   |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period January 1, 1996 through September 30, 1996, Mr. Hayes acquired shares in the
Parker-Hannifin Corporation Retirement Savings Plan, a Rule 16b-3 plan, as follows: 40.7578 shares through the reinvestment of dividends at an average cost of $36.4693 per share; and
187.0568 shares through matching
contributions by the Corporation at an average of $23.8546 per share.
(2) As of March 31, 1997, the latest date for which information is available.
(3) Awarded of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule
16b-3.
(4)  Granted under the Parker-Hannifin Corporation 1990 Stock Option
Plan.
(5) Mr. Hayes also owns 30,000 additional options to purchase common stock pursuant to the Parker-Hannifin
Corporation Employee Stock Option Plans at various other prices and expiration dates as previously reported.
(6) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
June 10, 1997